United States securities and exchange commission logo





                              October 20, 2021

       David Ly
       Chief Executive Officer
       Iveda Solutions, Inc.
       460 S. Greenfield Road, Ste. 5
       Mesa, Arizona 85206

                                                        Re: Iveda Solutions,
Inc.
                                                            Registration
Statement on Form 10-12G
                                                            Filed September 23,
2021
                                                            File No. 000-53285

       Dear Mr. Ly:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Form 10-12G filed September 23, 2021

       Business, page 4

   1. You disclose here and elsewhere that you received a SAFETY Act designation from the
                                                        Department of Homeland
Security in 2009, which was renewed in 2019, and a
                                                        certification in 2016,
which you are currently in the process of renewing. Please revise to:

                                                              Clearly describe
the interaction and differences between the designation and the certification. In
this regard, disclosure on page 11 indicates the designation was
                                                            "elevated" to a
certification, while other disclosures - such as your disclosure that you renewed the
designation in 2019 - suggest that you hold both the designation and certification
concurrently;

                                                              Clarify when your
2016 certification expires and whether your video surveillance
 David Ly
Iveda Solutions, Inc.
October 20, 2021
Page 2
              products and services are considered to be certified during the certification renewal process;

                Describe the certification renewal process, including the steps remaining to complete the process, and how you will communicate the results of this process to investors;
              and

                Clarify the significance of the designation and certification to MEGAsys, your
              Taiwan-based subsidiary, which has recently accounted for a significant portion of your total revenues.
Risk Factors
Risks Related to Our Business
A relatively small number of key customers..., page 9

2. You state here that revenue from three of your Taiwan-based customers accounted for
         46% of your Taiwan-based segment revenue for the quarter ended June 30, 2021. Please revise to identify these customers and disclose the material terms of your agreements with them, including the term of the agreements and termination provisions. To provide context for this disclosure, also revise to disclose the total number of customers for each period presented. Refer to Item 101(h)(4)(vi) of Regulation S-K.
We rely on MEGAsys, our Taiwan subsidiary, for a significant portion of our revenue, page 10

3. Please revise to also disclose the percentage of your revenue accounted for by MEGAsys, your Taiwan-based subsidiary, for the period ended June 30, 2021. Please also revise your business and MD&A sections to highlight your dependence on
MEGAsys.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
16

4. Please update your disclosure in this section and in your risk factors to discuss the impact that COVID-19 has had on your business, including on your results of operations and revenue. Refer to CF Disclosure Guidance: Topic Nos. 9 and 9A for additional guidance.
Results of Operations
Net Revenue,
FirstName    page 19
           LastNameDavid Ly
Comapany
5.    The NameIveda
            first sentenceSolutions, Inc. compares the three months ended June 30, 2021 to the in this section
Octoberthree months
         20, 2021     ended
                    Page 2 June 30, 2015. Please revise to correct this apparent error.
FirstName LastName
 David Ly
FirstName  LastNameDavid  Ly
Iveda Solutions, Inc.
Comapany
October 20,NameIveda
            2021      Solutions, Inc.
October
Page 3 20, 2021 Page 3
FirstName LastName
Executive Compensation, page 26

6. Please revise this section as appropriate to include (i) a narrative description of any employment arrangements, (ii) a table disclosing outstanding equity awards as well as a narrative description of any equity incentive plans, and (iii) any director compensation.
         Refer to Item 402 of Regulation S-K.
Market Price and Dividends on the Registrant's Common Equity and Related Stockholder
Matters, page 28

7. You disclose here that your common stock is currently quoted on the OTC Markets.
         Please revise to clarify on which OTC Markets tier your common stock is quoted. Also, ensure you include the information required by Item 201(a)(1)(ii) of Regulation S-K.
Description of Securities, page 29

8. Please expand your disclosure to discuss all significant rights and features associated with your common stock. In this regard, based on your disclosure on page 48, it appears that your common stock has certain dividend and liquidation features that should be highlighted in this section. See Item 202 of Regulation S-K. Consolidated Financial Statements
Note 1. Summary of Significant Accounting Policies
Revenue and Expense Recognition, page 39

9. Please revise to provide your revenue recognition policy for each type of revenue described, including monthly licensing fees, hardware sales, project revenues, etc.
         Describe the nature of each revenue type and the timing of revenue recognition. Also, ensure that your policy disclosures and revenue recognition comply with the current revenue guidance in ASC 606 and include the applicable adoption disclosures pursuant to
         ASC 606-10-65-1.
Concentration, page 40

10. We note from your liquidity discussion that revenue from three customers comprised approximately 45% of total revenue and accounts receivable from two customer comprised 54% of total segment accounts receivable. Please revise to include a discussion of concentration of credit risk associated with these customer pursuant to ASC
         275-10-50-18. Also, separately disclose the total revenue from each customer that provided more than 10% of your revenue for each period presented. Refer to ASC 280-
         10-50-42.
Note 3. Short-Term Debt, page 46

11. Please revise here to disclose the maturity date for each of the loans and debentures outstanding as of each period end. Also, revise MD&A to include a discussion regarding
 David Ly
Iveda Solutions, Inc.
October 20, 2021
Page 4
       the impact of all outstanding debt on your liquidity and capital resources and address how you intend to repay such debt, particularly amounts that are currently past their maturity.
       Refer to Item 303(a) of Regulation S-K
Consolidated Financial Statements at and for the Six Months Ended June 30, 2021, page 53

12. Please revise to label your interim financial statements as "unaudited" where appropriate.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Megan Akst, Senior Staff Accountant, at (202) 551-3407 or Kathleen
Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone, Staff
Attorney, at (202) 551-8816 or Mitchell Austin, Staff Attorney, at (202) 551-3574 with any other questions.



                                                            Sincerely,
FirstName LastNameDavid Ly
                                                            Division of
Corporation Finance
Comapany NameIveda Solutions, Inc.
                                                            Office of
Technology
October 20, 2021 Page 4
cc:       Peter Campitello
FirstName LastName